Filed by Agnico-Eagle Mines Limited

Pursuant to Rule 165 and Rule 425 under

the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limied

Commission File No. 001-13422

Date: June 10, 2005

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Filed by Agnico-Eagle Mines Limited

Pursuant to Rule 165 and Rule 425 under

the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limied

Commission File No. 001-13422

Date: June 10, 2005

Agnico-Eagle Mines Limited

Incorporated in 1972, with a history of mining since 1953.

Market capitalization approximately US$1.0 billion

Listed on NYSE and TSX

Holders are approximately 60% retail and 40% institutional

25 consecutive annual cash dividends

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Key Strengths

•     Increasing production from 100% owned assets

•     Operates and explores in mining friendly jurisdictions

•     Low production costs

•     Strong balance sheet

•     Growing gold reserves

•     Excellent exploration potential

•     Full participation in rising precious metal prices

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Goldex

Potential New Mine

•     Bulk sample complete

•     Probable reserve of 22.1 million tons at 0.07 oz/ton, or 1.6 million oz

•     Permitting in progress

•     Feasibility complete. Independent evaluation completed by June 2005

•     Deposit open at depth

•     Potential production of 7500 tpd and more than 150,000 oz/yr at total cash cost below US$200/oz

•     Potential start-up in 2008

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Lapa

Potential New Mine

•     Probable reserve of 4.5 million tons
at 0.26 oz/ton, or 1.2 million oz

•     Indicated resource of 0.8 million tons
at 0.16 oz/ton, or 0.13 million oz

•     Inferred resource of 1.9 million tons
at 0.22 oz/ton, or 0.41 million oz

•     $30 million shaft sinking, underground
program initiated — Phase 1

•    additional $80 million to reach full
production — Phase 2

•     Potential production of 1,500 tpd and
125,000 oz/yr at total cash costs
below $200/oz

•     Feasibility study expected in 2H ’06.  Potential  start-up in 2008.

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